Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Receives Purchase Order for the Renaissance System from Robert Wood Johnson University Hospital

- Expands Presence in Academic Centers and New York City Metropolitan Area

- Represents Third Purchase Order for Renaissance to Date in the 2016 First Quarter

CAESAREA, Israel – March 16, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, today announced that Robert Wood Johnson University Hospital, a leading academic center in New Jersey, purchased its first Renaissance system. The system, which also includes the brain module, will be installed in New Brunswick, NJ, at the principal hospital of Rutgers Robert Wood Johnson Medical Center. Robert Wood Johnson University Hospital, in partnership with Rutgers Robert Wood Johnson Medical School, is a nationally distinguished academic medical center.

“This purchase order from Robert Wood Johnson University Hospital reflects the continuing success of Mazor’s overall market penetration strategy – deployment of the Renaissance in academic institutions and expanding presence in major metropolitan areas,” commented Ori Hadomi, Chief Executive Officer. “This represents the third system in the New York City metropolitan area. Each is a leading academic center, so we are addressing one of the largest markets for spine procedures as well as training the next generation of orthopedic surgeons.”

“The Renaissance system purchased by RWJ also included the brain module, which is primarily used to assist with Deep Brain Stimulation (DBS) procedures to treat movement disorders, such as Parkinson’s disease. We now have six systems in the U.S. utilizing the brain module enabling surgeons and the hospital C-suite to leverage a single system for spine and brain procedures,” concluded Mr. Hadomi.

This represents the third purchase order for the Renaissance system to date in the first quarter ending March 31, 2016. The Company will announce the total number of system orders for the first quarter during the first week of April 2016.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the markets for the Company’s products, the expected date of announcement of first quarter system sales, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

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212.850.6020; 415.652.9100

David Schemelia – Media

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646.201.5431